

August 19, 2024

Fabian Battaglia
Chief Executive Officer
MOBIX LABS, INC
15420 Laguna Canyon Road, Suite 100
Irvine, California 92618

> **Re: MOBIX LABS, INC**
> **Registration Statement on Form S-1**
> **Filed August 12, 2024**
> **File No. 333-281492**

Dear Fabian Battaglia:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eranga Dias at 202-551-8107 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing